QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2003

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒            Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ☐            No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

For Immediate Release	9 January 2003

Provalis plc—Half Year Trading Update—Sales up 92%

Provalis plc (LSE: PRO; NASDAQ:PVLS), the Medical Diagnostics and Pharmaceuticals group, is pleased to announce that unaudited sales for the half year to 31st December 2002 were up 92% at approximately £7.1 million—compared to the same period in the previous year (£3.7 million).

Significant progress has been made by both operating divisions of the Company:-

  •
  In Medical Diagnostics, Glycosal® has been very successful, with a major growth in sales, particularly in the USA, following the appointment of a strong distributor for the product. Sales for the division in this six month period were £1.6 million, compared with sales of £0.9 million for the whole of the last financial year.

  •
  Healthcare sales were £5.5 million, 77% up on the same period last year and 8% up compared with the second half of the last financial year. This reflects the continuing strong performance of Diclomax®, which was acquired in December 2001.

Cash-burn related to vaccines will reduce significantly in 2003. The proposed disposal of our vaccines programmes has progressed slowly, with the valuations placed on them by third parties being insufficient to justify their disposal in a single transaction. Accordingly, Provalis has stopped all major spend within the Vaccines R & D division, other than direct patent support. Provalis has retained its interest in those programmes already licensed to, and funded by, third parties, and will continue to seek the divestment of other programmes.

Phil Gould, CEO of Provalis, commented: "The first half of the current financial year has seen strong growth in sales, particularly in the Medical Diagnostics division. The take-up of Glycosal® instruments should lead to significant follow-on orders for Glycosal® test cartridges in the months and years ahead. Meanwhile, the savings from the rationalisation of the Vaccine division will assist Provalis' progress towards financial self sufficiency. By retaining our interest in the programmes funded and run by third parties, we can still benefit from any future commercial upside."

The Company's interim figures and an overview of trading expectations for the full year will be presented in March 2003.

END

Provalis' Internet Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833 463
Mr Neil Kirkby, Provalis plc, Tel: 01244 833 552
Mr Lee Greenbury, Provalis plc, Tel: 01244 833 402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a pharmaceutical company with two operating divisions:-

  •
  Medical Diagnostics—develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

  •
  Healthcare—sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division's principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc
Date: January 9, 2003	By:	/s/ LEE GREENBURY Name: Lee Greenbury Title: Secretary

QuickLinks

SIGNATURES